As filed with the Securities and Exchange Commission on June 14, 2017

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

INTESA SANPAOLO S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3032	Michael S. Immordino, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +44 207 532 1399

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of Intesa Sanpaolo S.p.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$579.50
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) The collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (8) and (12)
(v) The sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the deposit agreement	Paragraphs (16) and (17)
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4) and (5)
(x) Limitation upon the liability of the depositary	Paragraph (14)
3. Fees and Charges	Paragraph (7)
Item - 2.	Available Information
Public reports furnished by issuer	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of March 20, 2008, among Intesa Sanpaolo S.p.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Previously filed.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. –Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Intesa Sanpaolo S.p.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Slawomir Soltowski

Name: Slawomir Soltowski

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Intesa Sanpaolo S.p.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Milan, Italy on June 14, 2017.

INTESA SANPAOLO S.p.A.

By: /s/ Carlo Messina

Name: Carlo Messina

Title: Managing Director and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Carlo Messina his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 14, 2017.

/s/ Gian Maria Gros-Pietro	/s/ Biagio Calabrese
Gian Maria Gros-Pietro	Biagio Calabrese
Chairman	General Manager NY Branch
Authorized U.S. Representative

/s/ Paolo Andrea Colombo	/s/ Fabrizio Dabbene
Paolo Andrea Colombo	Fabrizio Dabbene
Deputy Chairman	Principal Accounting Officer

/s/ Gianfranco Carbonato	/s/ Stefano Del Punta
Gianfranco Carbonato	Stefano Del Punta
Director	Principal Financial Officer

/s/ Franco Ceruti	/s/ Carlo Messina
Franco Ceruti	Carlo Messina
Director	Principal Executive Officer

/s/ Francesca Cornelli	/s/ Giovanni Costa
Francesca Cornelli	Giovanni Costa
Director	Director

/s/ Edoardo Gaffeo	/s/ Giorgina Gallo
Edoardo Gaffeo	Giorgina Gallo
Director	Director

/s/ Giovanni Gorno Tempini	/s/ Rossella Locatelli
Giovanni Gorno Tempini	Rossella Locatelli
Director	Director

/s/ Maria Mazzarella
Marco Mangiagalli	Maria Mazzarella
Director	Director

/s/ Milena Teresa Motta	/s/ Bruno Picca
Milena Teresa Motta	Bruno Picca
Director	Director

/s/ Alberto Maria Pisani	/s/ Livia Pomodoro
Alberto Maria Pisani	Livia Pomodoro
Director	Director

/s/ Daniele Zamboni	/s/ Maria Cristina Zoppo
Daniele Zamboni	Maria Cristina Zoppo
Director	Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of March 20, 2008, among Intesa Sanpaolo S.p.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.